Exhibit 99.1

Ellomay Capital Reports Results for the Fourth Quarter and Full Year of 2019

Tel-Aviv, Israel, March 31, 2020 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the fourth quarter and year ended December 31, 2019.

Financial Highlights

•
The Company recorded revenues of approximately €19 million for the year ended December 31, 2019, up 5% from approximately €18.1 million for the year ended December 31, 2018. The revenue increase is mainly due to the commencement of operations of the Company’s waste-to-energy project in Oude Tonge, the Netherlands in June 2018 and relatively higher levels of radiation in Italy during 2019 compared to 2018.

•	Operating expenses were approximately €6.6 million for the year ended December 31, 2019, compared to approximately €6.3 million for the year ended December 31, 2018. The increase in operating expenses is mainly attributable to additional operating expenses from the commencement of operations at the Company’s waste-to-energy project in Oude Tonge, the Netherlands. Depreciation and amortization expenses were approximately €6.4 million for the year ended December 31, 2019, compared to approximately €5.8 million for the year ended December 31, 2018.

•
Project development costs were approximately €4.2 million for the year ended December 31, 2019, compared to approximately €2.9 million for the year ended December 31, 2018. The increase in project development costs is mainly attributable to consultancy expenses for the planned construction of a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

•
General and administrative expenses were approximately €3.8 million for the year ended December 31, 2019, compared to approximately €3.6 million for the year ended December 31, 2018 due to a slight increase in labor and consultancy expenses.

•
Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €3.1 million in the year ended December 31, 2019, compared to approximately €2.5 million in the year ended December 31, 2018. The increase in the Company’s share of profit of equity accounted investee is mainly attributable to an increase in sales of electricity by Dorad and to lower financial expenses incurred by Dorad as a result of the CPI indexation of loans from banks and related parties.

•
Other expenses, net for the year ended December 31, 2019 were approximately €2.1 million, compared to other income, net of approximately €0.9 million in the year ended December 31, 2018. During 2019 the Company recorded expenses in the amount of approximately €2.1 million in connection with the announcement received from Gestore dei Servizi Elettrici (“GSE”) Italy’s energy regulation agency, by one of the Company’s Italian subsidiaries, claiming alleged non-compliance of the installed modules with the required certifications under the applicable regulation and raising the need to examine incentive eligibility implications (the “GSE Claim”). On December 20, 2019, the Company sold its holdings in this subsidiary. The Sale and Purchase Agreement governing the sale of the subsidiary provided for of up to €2.1 million of indemnification in connection with the GSE Claim and the Company recorded this potential payment as other expenses.

•
On December 20, 2019, in connection with the sale of ten Italian indirect wholly-owned subsidiaries of the Company, which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW, the Company recorded a capital gain in the amount of approximately €18.8 million. The agreed purchase price was €41 million for the cutoff date of December 31, 2018 and adjusted in connection with funds received by the Company from the Italian Subsidiaries during 2019 (approximately €2.3 million), resulting in a cash purchase price of approximately €38.7 million.

•
Financing expenses, net was approximately €8.2 million for the year ended December 31, 2019, compared to approximately €2.1 million for the year ended December 31, 2018. The increase in financing expenses was mainly due to: (i) expenses in connection with exchange rate differences amounting to approximately €2 million in the twelve months ended December 31, 2019, mainly in connection with the Company’s NIS denominated Debentures, the loan to an equity accounted investee and cash and cash equivalents, caused by the 9.6% devaluation of the euro against the NIS during this period, compared to income in connection with exchange rate differences amounting to approximately €0.7 million in the twelve months ended December 31, 2018 (ii) charges of approximately €2 million recorded in 2019 in connection with the early repayment of the entire outstanding principal of the Company’s Series A Debentures, and (iii) an increase of approximately €0.5 million in interest and swap expenses mainly as a result of the financing transaction entered in March 2019 by four Spanish indirect wholly-owned subsidiaries and as a result of expenses recorded in connection with the swap transaction entered by the Italian subsidiaries that were sold on December 20, 2019.

•
Tax benefit was approximately €0.3 million in the year ended December 31, 2019, compared to taxes on income of approximately €0.2 million in the year ended December 31, 2018. The change is due to deferred taxes arising from timing differences in depreciation expenses in connection with the Talasol Project.

•	Net profit was approximately €9.8 million in the year ended December 31, 2019, compared to net loss of approximately €0.6 million for the year ended December 31, 2018.

•	Net profit per share was approximately €1.09 in the year ended December 31, 2019, compared to approximately €0.1 for the year ended December 31, 2018.

•
Total other comprehensive income was approximately €1.3 million for the year ended December 31, 2019, compared to total other comprehensive loss of approximately €1.2 million in the year ended December 31, 2018. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•	Total comprehensive profit was approximately €10.3 million in the year ended December 31, 2019, compared to total comprehensive loss of approximately €0.5 million in the year ended December 31, 2018.

•
EBITDA was approximately €24.1 million for the year ended December 31, 2019 (including €18.8 million capital gain recorded in connection of the sale of Italian subsidiaries), compared to approximately €8.7 million for the year ended December 31, 2018.

•	Net cash from operating activities was approximately €3.7 million for the year ended December 31, 2019, compared to approximately €6.6 million for the year ended December 31, 2018.

•
As of March 1, 2020, the Company held approximately €59.4 million in cash and cash equivalents, approximately €2.2 million in marketable securities and approximately €10.1 million in restricted long-term cash.

•
On March 30, 2020, the Company's Board of Directors approved a plan to repurchase the Company's debentures in an aggregate amount of up to NIS 15 million for a six month period. The timing, volume and nature of repurchases will be at the sole discretion of management and will depend on market conditions, the price and availability of the Company's debentures, and other factors. No assurance can be given that any particular amount of debentures will be repurchased and the repurchase plan does not obligate the Company to acquire a specific amount of debentures in any period.

Ran Fridrich, CEO and a board member of Ellomay commented: “2019 was marked with substantial accomplishments for Ellomay Capital. The Talasol project reached financial closing and we added two equity partners to the project that acquired 49% of the holdings at a premium. In addition, as of the today, construction is progressing according to the business plan. We acquired the minority holdings in the Netherlands biogas projects and as of today the results of such projects are in line with the business plan objectives. Further improvements are planned for implementation in the near future and we expect that these improvements will improve the results beyond the basic business plan.

The Company sold its yielding PV assets portfolio in Italy, generating a capital gain from the sale of approximately €19 million.
We obtained long-term project financing for the PV yielding assets in Spain under good terms while generating value to such assets.
We completed an early repayment of our Series A debentures (in the amount approximately NIS 80 million).
In addition, the Company entered into agreements for the development of new PV projects in Italy and Spain of approximately 550 MW and as of today the development process is progressing as planned.

The year ended with a profit attributable to the Company's owners of approximately €12 million. Shareholders' equity attributed to Company owners increased by approximately €28 million. Such equity will enable the Company to enter the challenging period ahead in the best possible way. We are following the global events and the impact of COVID-19 on the economy and specifically on the Company’s operations. We cannot at this point assess whether and how the Company’s operations and assets will be impacted by the crisis.”

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;

•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;

•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•
75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of COVID-19 virus on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, changes in demand and technical and other disruptions in the operations or construction of the power plants owned by the Company in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Financial Position

	December 31,
	2019	2018	2019
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands**
Assets
Current assets:
Cash and cash equivalents	44,509	36,882	49,946
Marketable securities	2,242	2,132	2,516
Short term deposits	6,446	-	7,233
Restricted cash	22,162	(*) 1,315	24,869
Receivable from concession project	1,463	1,292	1,642
Financial assets	1,418	1,282	1,591
Trade and other receivables	4,882	12,623	5,478
	83,122	55,526	93,275
Non-current assets
Investment in equity accounted investee	33,561	27,746	37,661
Advances on account of investments	883	798	991
Receivable from concession project	27,122	25,710	30,435
Fixed assets	126,607	87,220	142,074
Right-of-use asset	15,401	-	17,282
Intangible asset	5,042	4,882	5,658
Restricted cash and deposits	10,956	(*) 5,400	12,294
Deferred tax	2,285	2,423	2,564
Long term receivables	31	1,455	35
Derivatives	5,162	-	5,793
	227,050	155,634	254,787

Total assets	310,172	211,160	348,062

Liabilities and Equity
Current liabilities
Current maturities of long term loans	4,138	5,864	4,644
Debentures	26,773	8,758	30,044
Trade payables	1,765	2,126	1,979
Other payables	5,010	3,103	5,622
	37,686	19,851	42,289
Non-current liabilities
Lease liability	15,402	-	17,284
Long-term loans	89,182	60,228	100,077
Debentures	44,811	42,585	50,285
Deferred tax	6,467	6,219	7,257
Other long-term liabilities	1,795	(*) 1,959	2,014
Derivatives	7,263	(*) 3,361	8,150
	164,920	114,352	185,067
Total liabilities	202,606	134,203	227,356
Equity
Share capital	21,998	19,980	24,685
Share premium	64,160	58,344	71,998
Treasury shares	(1,736)	(1,736)	(1,948)
Transaction reserve with non-controlling Interests	6,106	-	6,852
Reserves	3,283	1,169	3,684
Retained earnings	12,818	758	14,384
Total equity attributed to shareholders of the Company	106,629	78,515	119,655
Non-Controlling Interest	937	(1,558)	1,051
Total equity	107,566	76,957	120,706
Total liabilities and equity	310,172	211,160	348,062

* Reclassified (Reclassification of €3,338 thousand deposit from short-term to long-term restricted cash and deposits to reflect more appropriately the nature and the commitments such deposit is intended to secure)
** Convenience translation into US$ (exchange rate as at December 31, 2019: euro 1 = US$ 1.122)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Financial Position

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2018	2019	2018	2019	2019	2019
	Unaudited		Audited	Unaudited	Unaudited
	€ in thousands				Convenience Translation into US$*
Revenues	4,246	3,553	18,117	18,988	3,987	21,308
Operating expenses	(1,769)	(1,589)	(6,342)	(6,638)	(1,783)	(7,449)
Depreciation and amortization	(1,452)	(1,702)	(5,816)	(6,416)	(1,910)	(7,200)
Gross profit	1,025	262	5,959	5,934	294	6,659

Project development costs	(256)	(742)	(2,878)	(4,213)	(833)	(4,728)
General and administrative expenses	(838)	(969)	(3,600)	(3,827)	(1,087)	(4,295)
Share of profits of equity accounted investee	331	704	2,545	3,086	790	3,463
Other income (expenses), net	811	(2,100)	884	(2,100)	(2,357)	(2,357)
Capital gain	-	18,770	-	18,770	21,063	21,063
Operating profit	1,073	15,925	2,910	17,650	17,870	19,805

Financing income	739	385	2,936	1,827	432	2,050
Financing income (expenses) in connection with derivatives, net	347	(98)	494	897	(110)	1,007
Financing expenses	(1,342)	(3,828)	(5,521)	(10,877)	(4,296)	(12,206)
Financing expenses, net	(256)	(3,541)	(2,091)	(8,153)	(3,974)	(9,149)
Profit before taxes on income	817	12,384	819	9,497	13,897	10,656
Tax benefit (Taxes on income)	(95)	1,200	(215)	287	1,347	322
Profit for the period	722	13,584	604	9,784	15,243	10,978
Profit (loss) attributable to:
Owners of the Company	673	13,683	1,057	12,060	15,355	13,533
Non-controlling interests	49	(99)	(453)	(2,276)	(111)	(2,555)
Profit for the period	722	13,584	604	9,784	15,243	10,978
Other comprehensive income (loss) items that after
initial recognition in comprehensive income (loss)
were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(258)	(7,008)	(787)	2,103	(7,864)	2,360
Other comprehensive income items that will not be transferred to profit or loss:
Effective portion of change in fair value of cash flow hedges	(476)	(5,901)	(1,008)	1,076	(6,622)	1,207
Net change in fair value of cash flow hedges transferred to profit or loss	348	356	643	(1,922)	399	(2,157)
Total other comprehensive profit (loss)	(386)	(12,553)	(1,152)	1,257	(14,087)	1,410
Total comprehensive profit (loss) for the period	336	1,031	(548)	11,041	1,157	12,388

Basic net profit per share	0.06	1.19	0.10	1.09	1.36	1.24
Diluted net profit per share	0.06	1.19	0.10	1.09	1.36	1.24

* Convenience translation into US$ (exchange rate as at December 31, 2019: euro 1 = US$ 1.122)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Changes in Equity (in thousands)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2019 (Unaudited):
Balance as at
January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Profit (loss)for the year	-	-	12,060	-	-	-	-	12,060	(2,276)	9,784
Other comprehensive income for the year	-	-	-	-	2,960	(846)	-	2,114	(857)	1,257
Total comprehensive income for the year	-	-	12,060	-	2,960	(846)	-	14,174	(3,133)	11,041
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	5,439	5,439	5,374	10,813
Purchase of shares in subsidiaries from
non-controlling interests	-	-	-	-	-	-	667	667	254	921
Issuance of ordinary shares	2,010	5,797	-	-	-	-	-	7,807	-	7,807
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	8	-	-	-	-	-	8	-	8
Balance as at
December 31, 2019	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566

For the three months
ended December 31, 2019 (Unaudited):
Balance as at
September 30, 2019	21,998	64,155	(865)	(1,736)	5,097	4,472	6,106	99,227	7,303	106,530
Profit (loss) for the period	-	-	13,683	-	-	-	-	13,683	(99)	13,584
Other comprehensive loss for the period	-	-	-	-	(741)	(5,545)	-	(6,286)	(6,267)	(12,553)
Total comprehensive income for the period	-	-	13,683	-	(741)	(5,545)	-	7,397	(6,366)	1,031
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	5	-	-	-	-	-	5	-	5
Balance as at
December 31, 2019	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Total
	€ in thousands
For the year ended
December 31, 2018 (Audited):
Balance as at
January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Profit (loss) for the year	-	-	1,057	-	-	-	1,057	(453)	604
Other comprehensive loss for the year	-	-	-	-	(823)	(365)	(1,188)	36	(1,152)
Total comprehensive loss for the year	-	-	1,057	-	(823)	(365)	(131)	(417)	(548)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	5	-	-	-	-	5	-	5
Balance as at
December 31, 2018	19,980	58,344	758	(1,736)	1,396	(227)	78,515	(1,558)	76,957

For the three months
ended December 31, 2018 (Unaudited):
Balance as at
September 30, 2018	19,980	58,342	85	(1,736)	1,679	(99)	78,251	(1,632)	76,619
Profit for the period	-	-	673	-	-	-	673	49	722
Other comprehensive loss for the period	-	-	-	-	(283)	(128)	(411)	25	(386)
Total comprehensive income for the period	-	-	673	-	(283)	(128)	262	74	336
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	2	-	-	-	-	2	-	2
Balance as at
December 31, 2018	19,980	58,344	758	(1,736)	1,396	(227)	78,515	(1,558)	76,957

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

			Attributable to shareholders of the Company						Non- controlling Interests	Total Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at December 31, 2019: euro 1 = US$ 1.122)
For the year ended
December 31, 2019 (Unaudited):
Balance as at
January 1, 2019	22,420	65,472	851	(1,948)	1,567	(255)	-	88,107	(1,748)	86,359
Profit (loss) for the year	-	-	13,533	-	-	-	-	13,533	(2,555)	10,978
Other comprehensive income for the year	-	-	-	-	3,322	(950)	-	2,372	(962)	1,410
Total comprehensive income for the year	-	-	13,533	-	3,322	(950)	-	15,905	(3,517)	12,388
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	6,104	6,104	6,031	12,135
Purchase of shares in subsidiaries from
non-controlling interests	-	-	-	-	-	-	748	748	285	1,033
Issuance of ordinary shares	2,256	6,505	-	-	-	-	-	8,761	-	8,761
Options exercise	9	12	-	-	-	-	-	21	-	21
Share-based payments	-	9	-	-	-	-	-	9	-	9
Balance as at
December 31, 2019	24,685	71,998	14,384	(1,948)	4,889	(1,205)	6,852	119,655	1,051	120,706

For the three months
ended December 31, 2019 (Unaudited):
Balance as at
September 30, 2019	24,685	71,992	(971)	(1,948)	5,721	5,017	6,852	111,348	8,195	119,543
Profit (loss) for the period	-	-	15,355	-	-	-	-	15,355	(111)	15,244
Other comprehensive loss for the period	-	-	-	-	(832)	(6,222)	-	(7,054)	(7,033)	(14,087)
Total comprehensive income for the period	-	-	15,355	-	(832)	(6,222)	-	8,301	(7,144)	1,157
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	6	-	-	-	-	-	6	-	6
Balance as at
December 31, 2019	24,685	71,998	14,384	(1,948)	4,889	(1,205)	6,852	119,655	1,051	120,706

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow (in thousands)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2018	2019	2018	2019	2019	2019
	Unaudited		Audited	Unaudited	Unaudited
	€ in thousands				Convenience Translation into US$*
Cash flows from operating activities
Profit for the period	722	13,584	604	9,784	15,243	10,978
Adjustments for:
Financing expenses, net	256	3,541	2,091	8,153	3,974	9,149
Capital gain	-	(18,770)	-	(18,770)	(21,063)	(21,063)
Depreciation and amortization	1,452	1,702	5,816	6,416	1,910	7,200
Share-based payment transactions	2	5	5	8	6	9
Share of profits of equity accounted investees	(331)	(704)	(2,545)	(3,086)	(790)	(3,463)
Payment of interest on loan from an equity accounted investee	1,860	-	3,036	370	-	415
Change in trade receivables and other receivables	183	1,305	(17)	403	1,464	452
Change in other assets	257	(480)	37	(1,950)	(539)	(2,188)
Change in receivables from concessions project	355	200	1,431	1,329	224	1,491
Change in accrued severance pay, net	-	1	15	9	1	10
Change in trade payables	342	47	633	461	53	517
Change in other payables	(1,527)	2,646	(1,565)	5,336	2,969	5,988
Income tax expense (tax benefit)	95	(1,200)	215	(287)	(1,347)	(322)
Income taxes paid	(33)	(81)	(77)	(100)	(91)	(112)
Interest received	429	438	1,835	1,719	492	1,929
Interest paid	(2,121)	(2,846)	(4,924)	(6,083)	(3,194)	(6,826)
	1,219	(14,196)	5,986	(6,072)	(15,931)	(6,814)
Net cash from (used in) operating activities	1,941	(612)	6,590	3,712	(688)	4,164
Cash flows from investing activities
Acquisition of fixed assets	(647)	(30,970)	(3,708)	(86,805)	(34,753)	(97,409)
Acquisition of subsidiary, net of cash acquired	(1,000)	-	(1,000)	(1,000)	-	(1,122)
Repayment of loan from an equity accounted investee	1,050	-	1,540	-	-	-
Proceeds from sale of investments	-	34,586	-	34,586	38,811	38,811
Proceeds from marketable securities	-	-	3,316	-	-	-
Proceed from settlement of derivatives, net	254	-	664	532	-	597
Proceed from (investment in) in restricted cash, net	(1,318)	(22,140)	(3,107)	(26,003)	(24,845)	(29,180)
Investment in short term deposit	-	-	-	(6,302)	-	(7,072)
Repayment (grant) loan to others	(3,500)	-	(3,500)	3,912	-	4,390
Net cash from (used in) investing activities	(5,161)	(18,524)	(5,795)	(81,080)	(20,787)	(90,985)
Cash flows from financing activities
Repayment of long-term loans and finance lease obligations	(2,891)	(1,434)	(17,819)	(5,844)	(1,609)	(6,558)
Repayment of Debentures	(4,668)	(5,304)	(4,668)	(9,836)	(5,952)	(11,038)
Proceeds from options	-	-	-	19	-	21
Sale of shares in subsidiaries to non-controlling interests	-	-		13,936	-	15,638
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	(2,961)	-	(3,323)
Issuance of ordinary shares	-	-	-	7,807	-	8,761
Proceeds from long term loans	230	212	34,745	59,298	238	66,542
Proceeds from issuance of Debentures, net	-	-	-	22,317	-	25,043
Net cash from (used in) financing activities	(7,329)	(6,526)	12,258	84,736	(7,323)	95,086

Effect of exchange rate fluctuations on cash and cash equivalents	44	(637)	(133)	259	(714)	293
Increase (decrease) in cash and cash equivalents	(10,505)	(26,299)	12,920	7,627	(29,512)	8,558
Cash and cash equivalents at the beginning of the period	47,387	70,808	23,962	36,882	79,458	41,388
Cash and cash equivalents at the end of the period	36,882	44,509	36,882	44,509	49,946	49,946

* Convenience translation into US$ (exchange rate as at December 31, 2019: euro 1 = US$ 1.122)

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA (in thousands)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2018	2019	2018	2019	2019	2019
	Unaudited
	€ in thousands				Convenience Translation into US$*
Net profit (loss) for the period	722	13,584	604	9,784	15,243	10,978
Financing expenses, net	256	3,541	2,091	8,153	3,974	9,149
Taxes on income (tax benefit)	95	(1,200)	215	(287)	(1,347)	(322)
Depreciation and amortization	1,452	1,702	5,816	6,416	1,910	7,200
EBITDA	2,525	17,627	8,726	24,066	19,780	27,005

* Convenience translation into US$ (exchange rate as at December 31, 2019: euro 1 = US$ 1.122)

Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series A, B and C Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F and “Liquidity and Capital Resources” under Exhibit 99.3 of a Form 6-K submitted to the Securities and Exchange Commission on September 25, 2019.

Net Financial Debt

As of December 31, 2019, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately €66.6 million (consisting of approximately €100.8 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €71.6 million in connection with the Series A Debentures issuances (in January and September 2014), the Series B Debentures issuance (in March 2017) and the Series C Debentures issuance (in July 2019), net of approximately €53.2 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €52.6 million of project finance and related hedging transactions of the Company’s subsidiaries).

Information for the Company’s Series B Debenture Holders

The following is an internal pro forma consolidated statement of financial position of the Company as at December 31, 2019. This information is required under the Series B Deed of Trust in connection with the adoption of IFRS 16 “Leases” by the Company and provides the consolidated statement of financial position of the Company as of the date set forth below after elimination of the effects of adoption of IFRS 16. Based on the pro forma statement of financial position, the ratio of the Company’s equity (which the Company calculated in line with the definition of Balance Sheet Equity in the Series B Deed of Trust) to balance sheet as at December 31, 2019 was 36.5%.

Unaudited Internal Pro Forma Statement of Financial Position

December 31,
2019
Unaudited
Pro Forma € in thousands
Assets
Current assets:
Cash and cash equivalents	44,509
Marketable securities	2,242
Short term deposits	6,446
Restricted cash and marketable securities	22,162
Receivable from concession project	1,463
Financial assets	1,418
Trade and other receivables	4,882
83,122
Non-current assets
Investment in equity accounted investee	33,561
Advances on account of investments	883
Receivable from concession project	27,122
Fixed assets	126,607
Right-of-use asset	-
Intangible asset	5,042
Restricted cash and deposits	10,956
Deferred tax	2,238
Long term receivables	31
Derivatives	5,162
211,602

Total assets	294,724

Liabilities and Equity
Current liabilities
Current maturities of long term loans	4,138
Debentures	26,773
Trade payables	1,765
Other payables	4,785
37,461
Non-current liabilities
Lease liability	-
Long-term loans	89,182
Debentures	44,811
Deferred tax	6,477
Other long-term liabilities	1,795
Derivatives	7,263
149,528
Total liabilities	186,989
Equity
Share capital	21,998
Share premium	64,160
Treasury shares	(1,736)
Transaction reserve with non-controlling Interests	6,106
Reserves	3,283
Retained earnings (accumulated deficit)	12,987
Total equity attributed to shareholders of the Company	106,798
Non-Controlling Interest	937
Total equity	107,735
Total liabilities and equity	294,724

Information for the Company’s Series C Debenture Holders

The Deed of Trust governing the Company’s Series C Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of December 31, 2019, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s shareholders’ equity was €107.6 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt was 38.2% and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA(1) was 2.5.
_____________________________
(1) The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

The following is a reconciliation between the Company’s net profit (loss) and the Adjusted EBITDA for the four-quarter period ended December 31, 2019:

For the four quarter period ended December 31, 2019
Unaudited
€ in thousands
Net profit for the period	9,784
Financing expenses, net	8,153
Taxes on income	(287)
Depreciation and amortization	6,416
Adjustment to revenues of the Talmei Yosef project due to calculation based on the fixed asset model	2,981
Share-based payments	8
Adjusted EBITDA as defined in the Series C Deed of Trust	27,055